Exhibit 99.1
Evogene Reports Second Quarter 2022 Financial Results

Conference call and webcast: today, August 31, 2022, 9:00 am ET

Rehovot, Israel – August 31, 2022 – Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN), a leading computational biology company targeting to revolutionize life-science product discovery and development across multiple market segments, announced today its financial results for the second quarter ended June 30, 2022.

Mr. Ofer Haviv, Evogene's President and Chief Executive Officer, stated, “We are very pleased with the two recent important developments that have taken place at the Evogene group: namely, the strategic collaboration and $10 million investment by ICL, a leading global specialty minerals company, into our subsidiary, Lavie Bio; as well as the launch of the Phase I first in human clinical trial, by our subsidiary, Biomica.”

“The strategic collaboration between ICL and Lavie Bio and $10 million investment, combines Lavie Bio's ag-biologicals expertise, built on Evogene’s Microboost AI tech engine, with ICL's fertilizer experience, enabling the development of a pipeline of innovative bio-stimulant products for agriculture. Especially in a time of food scarcity, high prices, and macroeconomic uncertainty, Lavie Bio and ICL’s shared vision is to enhance global food quality, agricultural sustainability, and increased productivity. ICL will join Corteva, a major U.S. agricultural chemical and seed company, as well as Evogene, as a new shareholder of Lavie Bio and I am very proud that these two agricultural giants have a strong interest in what Evogene has built.”

“From Evogene's standpoint, this investment in our subsidiary Lavie Bio, is an additional key milestone that demonstrates the power of our business model, whereby we are leveraging the value of our tech engines through dedicated subsidiaries. It shows that our hard work in building, investing in and strengthening our subsidiaries, all of which are leveraging our underlying computational predictive biological tech engines, is the right strategy and bears fruit. ”

Continued Mr. Haviv, “The second important development was the launch by Biomica of its phase I clinical trial and the announcement that the first patient was dosed in its Phase I clinical trial for its microbiome-based immuno-oncology drug candidate, BMC128. The drug candidate is a consortium of microbes, which Biomica selected through a microbiome analysis via our MicroBoost AI tech engine. ”

“While Evogene has traditionally leveraged its platform and AI technology engines towards agriculture, Biomica is proof that we are uniquely positioned to play an important role in human health and is strong validation that our technology can be leveraged across multiple and massive industries.”

“Finally, we continued to strengthen our management team, recently adding Eyal Ronen as Executive Vice President of Business Development bringing us over 20 years of extensive business development experience with biotech companies. Eyal's focus is to create and bring us additional value by building new partnerships or forming new subsidiaries, leveraging our technology engines and expanding our activities into new areas. I strongly believe that Evogene has significant untapped potential in its technology engines, and Eyal will focus on realizing some of that value.”

Mr. Haviv added, “Evogene today is at a key inflection point, whereby we are meeting critical milestones and the inherent value of our subsidiaries is becoming increasingly obvious. Evogene's goal in the near term is to continue to bring high value-adding partners and investors at the subsidiary level, who understand and can value the potential from the products that our subsidiaries are developing. This we believe will demonstrate in a very public way, the significant untapped value contained within our activities. ”

“Our target is that each subsidiary will have its own financial resources to support its activities until its success, while we at Evogene, in addition to being a major shareholder, continue to play a major role in maintaining and building their competitive advantage through our tech-engines. ”

“In parallel, we are targeting and exploring the potential to establish new activities that can benefit from our technology. This is the main mission of our new EVP of Business Development, Eyal Ronen, and we are already starting to see some of his positive impact. ” concluded Mr. Haviv.

Consolidated Financial Results Summary

Cash position: Evogene continues to maintain a solid financial position for its activities with approximately $35.3 million in consolidated cash, cash related accounts and marketable securities as of June 30, 2022.  Approximately $3.6 million of Evogene’s consolidated cash is appropriated to its subsidiary, Lavie Bio. The Company does not have bank debt. It is noted that these amounts do not include the recent $10 million investment of ICL in Lavie Bio, which was fully received in August 2022 and will be reflected in the financial statements of the Company for the third quarter.

During the second quarter of 2022, the consolidated cash usage was approximately $9.3 million, or approximately $6.4 million, excluding Lavie Bio. Out of the $9.3 million, $1.7 million is a non-cash charge related to foreign exchange expenses due to US Dollar and New Israeli Shekel exchange rate differences and a decrease in the market value of marketable securities on Evogene’s balance sheet.

As previously stated, Evogene’s full year net cash burn rate, excluding exchange rate impacts in 2022, is expected to be in the range of $26-28 million including Lavie Bio and $18-20 million excluding Lavie Bio, which manages its own cash position.

Revenues: Revenues for the second quarter were $312 thousand, in comparison to $135 thousand in the same period the previous year. Revenues were primarily due to the initial sales of Lavie Bio’s Thrivus product (previously branded as Result) and sales of Canonic products in the Israeli market.

R&D expenses for the quarter, which are reported net of non-refundable grants received, were $5.4 million, in comparison to $5.0 million in the same period the previous year. The increase in R&D expenses was primarily due to:

1.	Biomica’s ongoing phase I trial of its first-in-human proof-of-concept study in its immuno-oncology program; and

2.	Lavie Bio's activities supporting the production and commercialization of its inoculant product.

Business Development expenses were approximately $1.0 million for the second quarter of 2022, in comparison to $0.7 million in the same period the previous year. The increase in the Business Development expenses was primarily due to recruitment of business development personnel supporting the commercialization activities of Evogene’s subsidiaries.

General and Administrative expenses remained stable, and for the second quarter of 2022 were $1.7 million, in comparison to $1.8 million in the same period in the previous year.

Operating loss: Operating loss for the second quarter of 2022 was $8.0 million in comparison to $7.4 million in the same period in the previous year.

Financing expenses for the second quarter of 2022 were $1.7 million, in comparison to financing income of $0.6 million in the same period in the previous year. The increase in financing expenses was mainly due to the U.S. Dollar and New Israeli Shekel exchange rate differences between periods and a decrease in marketable securities value as mentioned above.

Net loss: The net loss for the second quarter of 2022 was $9.8 million, in comparison to a net loss of $6.9 million in the same period in the previous year. The increase in net loss was mainly due to the financing expenses as described above.

***

Conference Call & Webcast Details:

Date: August 31, 2022

Time: 9:00 am ET; 16:00 Israel time

Dial-in numbers:1-888-281-1167 toll free from the United States, or +972-3-918-0609 internationally

Webcast & Presentation link available at:

https://www.evogene.com/investor-relations/presentations-and-webcasts/

The Company's investors presentation can be viewed at the above link, which is in the investor relations section of the company website.

Replay Information: A replay of the conference call will be available approximately two hours following the completion of the call.

To access the replay, please dial 1-888-326-9310 toll free from the United States, or +972-3-925-5901 internationally. The replay will be accessible following the call for three days. An archive of the webcast will be available on the Company’s website.

About Evogene Ltd.:

Evogene (NASDAQ: EVGN, TASE: EVGN) is a computational biology company aiming to revolutionize the development of life-science based products by utilizing cutting edge technologies to increase probability of success while reducing development time and cost. Evogene established three unique technological engines – MicroBoost AI, ChemPass AI and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each technological engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI). Evogene uses its technological engines to develop products through subsidiaries and with strategic partners. Currently, Evogene’s main subsidiaries utilize the technological engines to develop human microbiome-based therapeutics by Biomica Ltd., medical cannabis products by Canonic Ltd., ag-chemicals by Ag Plenus Ltd. and ag-biologicals by Lavie Bio Ltd.  For more information, please visit: www.evogene.com.

 Forward Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “hopes” “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. For example, Evogene is using forward-looking statement in this press release when it discusses its expectations with respect to value creation and potential funding options, including through its subsidiaries, untapped potential and value, including the potential to establish new activities that can benefit from Evogene’s technology, its and its subsidiaries’ expected trials, studies, product advancements, pipelines, commercializations, collaborations, sales, launches, milestones, target markets, cash usage and other plans for 2022 and on, and the potential advantages of its technology. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:
Kenny Green Email: ir@evogene.com Tel: +1 212 378 8040

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,	December 31,
	2022	2021
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$28,867	$32,325
Short-term bank deposits	-	3,000
Marketable securities	6,383	18,541
Trade receivables	111	281
Inventories	162	92
Other receivables and prepaid expenses	2,182	2,651

	37,705	56,890
LONG-TERM ASSETS:
Long-term deposits	24	25
Right-of-use-assets	1,808	2,109
Property, plant and equipment, net	2,495	2,073
Intangible assets, net	14,630	15,207

	18,957	19,414

	$56,662	$76,304
CURRENT LIABILITIES:
Trade payables	$1,324	$1,463
Employees and payroll accruals	2,384	2,662
Lease liability	754	974
Liabilities in respect of government grants	126	89
Deferred revenues and other advances	16	175
Other payables	937	1,519

	5,541	6,882
LONG-TERM LIABILITIES:
Lease liability	1,367	1,695
Liabilities in respect of government grants	4,357	4,307

	5,724	6,002
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized − 150,000,000 ordinary shares; Issued and outstanding – 41,202,018 shares as of June 30, 2022 and 41,170,168 shares as of December 31, 2021	234	234
Share premium and other capital reserve	260,880	260,488
Accumulated deficit	(224,165)	(207,069)

Equity attributable to equity holders of the Company	36,949	53,653

Non-controlling interests	8,448	9,767

Total equity	45,397	63,420

	$56,662	$76,304

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2022	2021	2022	2021	2021
	Unaudited				Audited

Revenues	$549	$468	$312	$135	$930
Cost of revenues	425	399	262	128	767

Gross profit	124	69	50	7	163

Operating expenses:

Research and development, net	11,043	9,283	5,417	4,986	21,125
Business development	1,870	1,242	962	672	2,738
General and administrative	3,273	3,249	1,678	1,795	7,253

Total operating expenses	16,186	13,774	8,057	7,453	31,116

Operating loss	(16,062)	(13,705)	(8,007)	(7,446)	(30,953)

Financing income	485	617	444	565	1,935
Financing expenses	(3,243)	(919)	(2,153)	(14)	(1,414)

Financing income (expenses), net	(2,758)	(302)	(1,709)	551	521

Loss before taxes on income	(18,820)	(14,007)	(9,716)	(6,895)	(30,432)
Taxes on income	40	11	38	3	13

Loss	$(18,860)	$(14,018)	$(9,754)	$(6,898)	$(30,445)

Attributable to:
Equity holders of the Company	$(17,096)	(12,812)	(8,821)	(6,210)	(27,793)
Non-controlling interests	(1,764)	(1,206)	(933)	(688)	(2,652)

	$(18,860)	$(14,018)	$(9,754)	$(6,898)	$(30,445)

Basic and diluted loss per share, attributable to equity holders of the Company	$(0.42)	$(0.32)	$(0.21)	$(0.15)	$(0.69)

Weighted average number of shares used in computing basic and diluted loss per share	41,195,024	39,778,174	41,202,018	40,580,563	40,433,303

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2022	2021	2022	2021	2021
	Unaudited				Audited
Cash flows from operating activities

Loss	$(18,860)	$(14,018)	$(9,754)	$(6,898)	$(30,445)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	717	672	371	342	1,302
Amortization of intangible assets	577	462	242	232	932
Share-based compensation	830	1,089	419	558	2,609
Net financing expenses (income)	3,139	(7)	2,033	(893)	(884)
Increase (decrease) in accrued bank interest	7	-	-	(12)	11
Pre-funded warrants issuance expenses	-	212	-	212	-
Loss from derecognition of property, plant and equipment	-	-	-	-	121
Taxes on income	40	11	38	3	13

	5,310	2,439	3,103	442	4,104
Changes in asset and liability items:

Decrease (increase) in trade receivables	170	14	55	11	(59)
Decrease in other receivables	463	1,007	551	289	637
Decrease (increase) in inventories	(70)	-	10	-	(92)
Increase (decrease) in trade payables	(172)	355	(6)	232	625
Increase (decrease) in employees and payroll accruals	(278)	(318)	(272)	(180)	127
Increase (decrease) in other payables	(593)	(278)	(147)	(23)	290
Increase (decrease) in deferred revenues and other advances	(159)	(21)	(99)	-	128

	(639)	759	92	329	1,656

Cash received (paid) during the period for:

Interest received	80	145	31	76	297
Interest paid	(227)	(138)	(103)	(81)	(315)
Taxes paid	(29)	(11)	(27)	(3)	(13)

Net cash used in operating activities	$(14,365)	$(10,824)	$(6,658)	$(6,135)	$(24,716)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2022	2021	2022	2021	2021
	Unaudited				Audited
Cash flows from investing activities:

Purchase of property, plant and equipment	(747)	(407)	(305)	(224)	(847)
Proceeds from sale of marketable securities	12,149	406	2,725	205	4,395
Purchase of marketable securities	(659)	(20,990)	(659)	(709)	(23,114)
Withdrawal from (investment in) bank deposits	3,000	-	-	9,500	(1,000)

Net cash provided by (used in) investing activities	$13,743	$(20,991)	$1,761	$8,772	$(20,566)

Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net of issuance expenses	-	27,922	-	814	29,582
Proceeds from exercise of options	7	460	-	15	484
Repayment of lease liability	(492)	(316)	(369)	(149)	(580)
Proceeds from government grants	30	380	-	257	824
Repayment of government grants	(14)	(20)	-	-	(34)

Net cash provided by (used in) financing activities	(469)	28,426	(369)	937	30,276

Exchange rate differences - cash and cash equivalent balances	(2,367)	(85)	(1,880)	539	1,102

Increase (decrease) in cash and cash equivalents	(3,458)	(3,474)	(7,146)	4,113	(13,904)

Cash and cash equivalents, beginning of the period	32,325	46,229	36,013	38,642	46,229

Cash and cash equivalents, end of the period	$28,867	$42,755	$28,867	$42,755	$32,325

Significant non-cash activities
Acquisition of property, plant and equipment	$66	$42	$66	$42	$32

Increase of right-of-use asset recognized with corresponding lease liability	$30	$317	$-	$155	$841
Exercise of pre-funded warrants	-	4,365	-	-	$4,365